Daniel H. Follansbee | 617 348 4474 | dhfollansbee@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

August 31, 2007

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:	QIAGEN N.V.
Form 20-F for Fiscal Year Ended December 31, 2006
File No: 000-28564

Ladies and Gentlemen:

On behalf of QIAGEN N.V. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments contained in the letter dated July 16, 2007 from Jim B. Rosenberg of the Staff (the “Staff”) of the Commission to Peer M. Schatz, the Company’s Managing Director and Chief Executive Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

On behalf of the Company, we advise you as follows:

Form 20-F for the fiscal year ended December 31, 2006

Financial Statements

Consolidated Statements of Income, page F-6

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

August 31, 2007

1.	Comment: It appears from your disclosure that you exclude a significant portion of your intangible asset amortization from cost of sales. It is unclear what amortization you include in your caption entitled “Acquisition related intangible amortization” and where you classify the remainder of your amortization. Please provide us in a disclosure-type format revised statements of income and revised explanatory disclosure that classifies all amortization related to patents and license rights and developed technology related to products sold in cost of sales. Alternatively, please provide us in a disclosure-type format revised statements of income that delete the caption “gross profit” and expand the “cost of sales” caption to include parenthetical disclosure indicating that amortization of intangible assets related to products sold is excluded and disclose the amount of amortization excluded from “cost of sales.” Please refer to SAB Topic 11:B. In addition, please provide proposed revisions to your “gross profit” analyses in Item 5 to disclose the “gross profit” amounts and margins including amortization or, if amortization is excluded from “cost of sales,” delete the discussion of gross profit.

Response: The Company accepts the Staff’s comment and will include in future financial statements filed with, or furnished to, the Commission (commencing with its report for the quarter ending September 30, 2007 to be furnished on Form 6-K):

(i)	a separate caption entitled “Cost of sales—acquisition related amortization” for the amortization of developed technology and patent and license rights acquired in connection with a business combination;

(ii)	an operating expense caption entitled “Acquisition related amortization” for the amortization of other intangible assets, the amortization of which is not related to product sales;

(iii)	explanatory footnote disclosure which clarifies which amortization is included within the cost of sales caption and the operating expense caption substantially as follows:

“Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption ‘acquisition related intangible amortization.’ Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.”

(iv)	for relevant periods, in a note to the consolidated financial statements, the Company will include disclosure substantially as follows:

“Certain reclassifications of prior year amounts have been made to conform to the current year presentation. Certain amounts reported in prior periods as acquisition related intangible amortization within operating expenses are included now as a component of cost of sales;” and

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

August 31, 2007

(v)	the gross profit discussion in Item 5 will include the results and impact of including the amortization as noted in (i) above.

Notes to Consolidated Financial Statements

Note 21: Segment and Related Information, page F-39

2.	Comment: In your Business Overview on page 17 you disclose that you offer over 500 products for a variety of applications in the handling, separation, purification and subsequent use of nucleic acids and proteins. You also disclose that you broadly classify these product offerings into consumables, instrumentation and other. Please provide us in a disclosure-type format your revenues for each product and service or each group of similar products as required by paragraph 37 of SFAS 131. Otherwise, please tell us where you have included these disclosures in your filing or why they are not warranted.

Response: The Company acknowledges the requirements of paragraph 37 of SFAS 131 and respectfully notes that paragraph 37 states that if providing the information required in paragraph 37 is impracticable, then this fact must be disclosed. Management has determined that providing this information at a more detailed level would be impracticable due to the large number of products in each of the currently disclosed categories and the inherent design of the Company’s financial reporting systems. The Company respectfully notes that in accordance with paragraph 37, the Company provided the following disclosure in the final sentence of the first paragraph under Note 21 (beginning on page F-39) that “It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company.”

Since the Company’s initial public offering in 1996, it has consistently described its main categories of products sold as “consumables,” “instrumentation” and “other.” The Company has also consistently reported approximations of total revenues from these main product categories in its Item 5 disclosure. These approximations are based on information provided by the Company’s sales reporting system.

The classification of products into different categories is not maintained in the Company’s SAP R/3 system itself. The Company’s sales reporting system has a direct interface into its SAP R/3 system, however manual inputs and adjustments are then required as not all of the Company’s subsidiaries use the SAP R/3 system and not all subsidiaries maintain US GAAP accounting on SAP R/3. Further, usual US GAAP accounting adjustments for things such as sales reserves or sales deferrals for different shipping terms, while properly recorded for financial accounting purposes, are not initially reflected in the sales reporting system. While the Company believes that the adjusted information by product category provided by its sales reporting system is adequate for the purpose of providing approximations of aggregate revenues between “instrumentation,” “consumables” and “other” product categories, the Company does not believe that it would adequately support more detailed footnote disclosure for inclusion in audited financial statement footnotes without undue burden and expense.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

August 31, 2007

Thus, the Company believes that detailed disclosure of revenue by product is not warranted by paragraph 37 of SFAS 131 and that the Company has complied with the requirements of paragraph 37 by disclosing that it is not practicable for the Company to provide that detail.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

August 31, 2007

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4474. Thank you for your time and attention.

Very truly yours,

/s/ Daniel H. Follansbee

Daniel H. Follansbee

cc: QIAGEN N.V.

Peer M. Schatz, Chief Executive Officer

Roland Sackers, Chief Financial Officer

Susan Stefanelli, Director of SEC Reporting

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan L. Kravetz, Esq.

QIAGEN N.V.

Spoortstraat 50, 5911 KJ Venlo, The Netherlands

August 31, 2007

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:	QIAGEN N.V.
Form 20-F for Fiscal Year Ended December 31, 2006
File No: 000-28564

Ladies and Gentlemen:

In response to the letter dated July 16, 2007 from Jim B. Rosenberg of the Staff, QIAGEN N.V. (the “Company”) hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

QIAGEN N.V.

By: /s/ Roland Sackers

Roland Sackers

Chief Financial Officer